SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934
NOVINT TECHNOLOGIES, INC. (Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities)
670085109
(CUSIP Number)
Ryan Christoff 480 Johnson Road, Suite 303 Washington, PA 15301 (724) 223-4061 (Tel)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1) Names of reporting persons Ryan Christoff
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with:
(7) Sole Voting Power 18,116,279
(8) Shared Voting Power 0
(9) Sole Dispositive Power 18,116,279
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 18,116,279
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11) 12.0% (1
(14) Type of Reporting Person (See Instructions) IN
_______________________________________
(1)
At March 31, 2011, the Company did not have a sufficient amount of authorized shares of common stock to issue all shares beneficially owned by the reporting person.  Assuming that the Company did have a sufficient amount of authorized shares of common stock, this percentage is based on approximately 150,899,099 shares of the Company’s common stock deemed outstanding immediately following the closing of the Stock Purchase and Merger transaction described below on March 31, 2011.

ITEM 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Novint Technologies, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is: 4601 Paradise Blvd., NW, Suite B, Albuquerque, NM 87114.

ITEM 2.   Identity and Background

(a)           This Schedule 13D is being filed on behalf of Ryan Christoff.  The person named in this paragraph is sometimes referred to herein as the “Reporting Person.”

(b)           The address for the Reporting Person is: 480 Johnson Road, Suite 303, Washington, PA 15301.

(c)    The reporting person is the owner and President of The Physical Therapy Institute. He is also the CEO of Physical Rehabilitation Management Services, Inc. Both organizations are located at 480 Johnson Road, Washington, PA 15301.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Christoff is a U.S. citizen.

ITEM 3.   Source of Amount of Funds or Other Compensation

On March 31, 2011, the Company and its wholly owned subsidiary, NovTek, Inc. (“Subsidiary”), entered into a Stock Purchase and Merger Agreement (“Agreement”) with Force Tek Enterprises, LLC (“ForceTek”), and its owners: Shannon Vissman and Ryan Christoff (the “Owners”).  The closing of this merger (the “Closing”) occurred on March 31, 2011.

Pursuant to the terms of the Agreement, ForceTek merged with and into the Subsidiary as the surviving corporation with the new name “Force TEK, Inc.”  As part of this merger, all membership interests of ForceTek owned by the Owners, which totaled 100% of the membership interests of ForceTek, were cancelled, and the Company was to issue to Mr. Vissman 17,428,571 shares of common stock and to Mr. Christoff 11,142,857 shares of common stock for a total of 28,571,428 shares of the Company’s common stock (the “Merger Shares”).

ITEM 4.   Purpose of Transaction

The Reporting Person acquired the shares as a former holder of membership interests in ForceTek.  See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In connection with the Agreement described above, Mr. Christoff became a member of the Company’s Board of Directors.  In his capacity as a Director of the Company, Mr. Christoff may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or the Company’s management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

ITEM 5.   Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Page, which hereby is incorporated by reference. Applicable percentages are based upon 150,899,099 shares of common stock outstanding as of March 31, 2011.

(b)           The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 are hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.

ITEM 7.    Material to be Filed as Exhibits

(1)
Stock Purchase and Merger Agreement by and among Novint Technologies, Inc., a Delaware corporation (“Company”), NovTek, Inc., a Delaware corporation and wholly owned subsidiary of the Company, Force Tek Enterprises, LLC, a Pennsylvania limited liability company, Shannon Vissman, an individual,  and Ryan Christoff, an individual, dated March 31, 2011 (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 11, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2011	/s/ Ryan Christoff

Ryan Christoff